Exhibit 99.1

Enthusiast Gaming Announces Shareholder Meeting Voting Results

TORONTO, June 30, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), an independent gaming media and entertainment company, is pleased to announce the voting results for the election of its Board of Directors (the “Board”), which took place at the Company's Annual General and Special Meeting of Shareholders (“AGM”) held today, June 30, 2023.

All nominees as set forth in the Company’s management information circular dated May 30, 2023 (the “Circular”) were elected as directors of Enthusiast Gaming at the AGM. Detailed results of the votes are set out below:

Nominee	Votes For	%	Votes Withheld	%
John Albright	27,528,720	73.44%	9,958,123	26.56%
Michael Beckerman	27,638,473	73.73%	9,848,370	26.27%
Adrian Montgomery	27,045,562	72.15%	10,441,281	27.85%
Scott Michael O’Neil	32,682,445	87.18%	4,804,398	12.82%
Nicolas Brien	33,748,808	90.03%	3,738,035	9.97%
David Goldhill	24,644,955	65.74%	12,841,888	34.26%
Janny Lee	24,299,631	64.82%	13,187,212	35.18%

The shareholders also: (1) voted in favour of setting the number of directors at seven (7); (2) approved the re-appointment of KPMG LLP as auditor of the Company for the ensuing year and authorized the Board to fix the remuneration of the auditor; (3) approved the Stock Option Plan Resolution, as outlined in the Circular; and (4) approved the Share Unit Plan Resolution, as outlined in the Circular. Results of the shareholder votes on these items are set forth below:

	Outcome of Vote	Votes For	%	Withheld/ Against	%
Number of Directors	Carried	36,262,449	96.73%	1,224,395	3.27%
Appointment of Auditors	Carried	53,895,562	99.12%	476,547	0.88%
Stock Option Plan Resolution	Carried	28,105,039	74.97%	9,381,805	25.03%
Share Unit Plan Resolution	Carried	32,706,927	87.25%	4,779,916	12.75%

About Enthusiast Gaming

Enthusiast Gaming is an independent gaming media and entertainment company, building the largest media and content platform for video game players and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: Communities, Content, Creators, Commerce and Experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted GenZ and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.